EMS TECHNOLOGIES, INC. PO BOX 7700 NORCROSS, GA 30091.7700 TEL 770.263.9200 www.ems-t.com
July 1, 2009
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	SEC comment letter dated June 9, 2009 for EMS Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 16, 2009
File No. 0-6072
Ladies and Gentlemen:
This letter is in response to your request for additional information or clarification on items filed on Form 10-K for the fiscal year ended December 31, 2008, in the Definitive Proxy Statement for the annual meeting of shareholders held on May 1, 2009, and on Form 10-Q for the fiscal quarter ended April 4, 2009 for EMS Technologies, Inc. The information requested is as follows:
Form 10-K for the Fiscal Year Ended December 31, 2008
Backlog, page 11
1. “Please separately disclose the funded and unfunded values of backlog orders. Refer to Item 101(c)(1)(viii) of Regulation S-K...”
The Company had $137.5 million of funded backlog and $48.4 million of unfunded backlog as of December 31, 2008, as compared with $82.9 million of funded backlog and $44.8 million of unfunded backlog as of December 31, 2007. We will include such information in future filings.
“...Additionally, please provide these backlog disclosures for each of your business segments in your MD&A.”
Backlog
Many customers of the LXE and Satellite Communications segments typically require short delivery cycles; as a result, these units usually convert orders into revenues within a few weeks, and they generally do not build up a significant order backlog that extends substantially beyond one fiscal quarter. However, backlog is more important for our Defense & Space segment due to the long delivery cycles for its

Response to SEC comment letter (Continued)

July 1, 2009
products. Our segment backlog as of December 31, 2008, and 2007 was as follows (in millions):

	December 31
	2008	2007
Defense & Space	$114.9	65.7
Satellite Communications	58.4	50.5
LXE	12.6	11.5

Total	$185.9	127.7

Included in the backlog of firm orders for our Defense & Space segment was approximately $48.4 million and $44.8 million of unfunded orders, mainly for military contracts, as of December 31, 2008, and December 31, 2007, respectively. Of the orders in backlog as of December 31, 2008, the following are expected to be filled in 2009: Defense & Space — 50%; Satellite Communications — 61%; and LXE — 100%. We will include such information in future filings.
Revenue Recognition, page 26
2. “We note your disclosure on page 26 that when the estimated manufacturing cost-at-completion exceeds the contract value, the contract is written down to its net realizable value, and the loss resulting from cost overruns is immediately recognized. Please clarify the disclosure to define net realizable value. We note your letter dated June 17, 2005 addressed to the staff states that ‘cumulative sales recognized cannot exceed the contract price less the estimated cost-to-complete.’”
To clarify the disclosure on page 26, in future filings we will delete the reference to “net realizable value” in the description of net sales, and revise that sentence to read as follows:
When the estimated manufacturing cost-at-completion exceeds the contract value, the entire estimated loss resulting from the projected cost overruns is immediately recognized.
Revenue Recognition, page 35
3. “Refer to the second sentence of the second paragraph. Please clarify the disclosure to state that this policy relates to contracts where the estimated cost-to-complete plus total costs incurred to date do not exceed total (funded) contract value.”
To clarify the disclosure on page 35, in future filings we will revise the second paragraph of our critical accounting policy on revenue recognition to read as follows:
The determination of total estimated cost relies on engineering estimates of the cost to complete the contract, with allowances for identifiable risks and uncertainties. If changes in engineering estimates result in an expected cost overrun but not an overall loss on the contract (i.e., the estimated cost to complete exceeds the revenue to be recognized on the remainder of the contract), then revenue recognized-to-date will be adjusted accordingly based on the application of the percentage-of-completion method. If changes in engineering estimates result in the total estimated cost-at-completion in excess of total contract value, the entire estimated loss is

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immediately recognized. Engineering estimates are frequently reviewed and updated; however, unforeseen problems can occur to substantially reduce the rate of future revenue recognition in relation to costs incurred.
Item 9A. Controls and Procedures, page 43
4. “We note your disclosure regarding management’s assessment of your internal control over financial reporting. In future filings, please revise to clearly disclose the conclusions of management regarding your internal control over financial reporting. See Item 308(a)(3) of Regulation S-K.”
To clearly disclose the conclusions of management regarding our internal control over financial reporting, we will revise this disclosure in future filings to read as follows:
Management conducted its evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework, and concluded that the Company’s internal control over financial reporting was effective as of December 31, 2008 based on these criteria.
Notes to the Consolidated Financial Statements
4. Inventories, page 69
5. “Please provide the inventory information under long-term contracts as required under Rule 5-02(6)(d) of Regulation S-X.”
The inventory information related to long-term contracts as required under Rule 5-02(6)(d) of Regulation S-X was not included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 because the disclosures were either not applicable or the information was not considered material.
Costs included in inventories related to long-term programs or contracts are primarily for materials and work performed on programs awaiting funding, or on contracts not yet finalized. Such costs included in inventories that meet the criteria for disclosure as described by Rule 5-02(6)(d)(i) were $1.6 million at December 31, 2008, and $0.9 million at December 31, 2007, representing only 5.1% and 3.6% of the total inventories reported on these respective dates.
With respect to the disclosure required by Rule 5-02(6)(2)(d)(ii), the Company had no claims or other similar items subject to uncertainty concerning their determination or ultimate realization included in inventories as of December 31, 2008 or December 31, 2007. With respect to the disclosure required by Rule 5-02(6)(2)(d)(iii), the Company had no progress payments netted against inventories as of December 31, 2008 or December 31, 2007.
We will continue in the future to review the information required under Rule 5-02(6)(d) of Regulation S-X and include the related disclosures in future filings when applicable.

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Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K Compensation Discussion and Analysis, page 10
6. “On pages 11 and 12 of your definitive proxy statement, you disclose the types of division-level performance measures the compensation committee used for determining performance-based annual incentive compensation. In future filings, please disclose the threshold levels that must be reached for payment to each named executive officer. Disclose the extent to which the performance targets were achieved. See item 402(b)(2)(v) of Regulation S-X. If you believe such disclosure would result in competitive harm such that the information could be omitted under Instruction 4 to Item 402(b), please provide in your response letter a detailed explanation of such conclusion. Then in your future filings, to the extent that you have a sufficient basis to keep the information confidential, expand your discussion as to how difficult it would be for the executive or how likely it would be for the company to achieve the undisclosed performance targets or threshold levels. See Instruction 4 to Item 402(b). Note that general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for the company to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that would result in competitive harm. For further guidance, please refer to Question 118.04 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www. sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.”
We believe the disclosure provided in our proxy statement with respect to the division-level performance measures used to determine performance-based compensation for our divisional general managers complied with Item 402(b), and paragraph (b)(2)(v) in particular. Item 402(b)(2)(v) provides that the explanation of the material elements of our compensation process that is required to be set forth in our Compensation Discussion and Analysis may include, to the extent material, the specific items of corporate performance that are taken into account in making compensation decisions. Our proxy statement discloses, on page 11, that these targets were consistent with the corporate level targets, required solid revenue growth in the case of our Defense & Space and SATCOM divisions, but were believed to be reasonably likely to be achieved. In the discussions of each individual divisional officer’s compensation on pages 16 and 17, we further disclosed that the targets were based on the operating income of the division, and the extent to which each of the targets was achieved, expressed as a percentage of the target. We believe that this disclosure, which connects the actual amount of bonus paid to each officer with his division’s performance against management expectations, is meaningful and readily understood. We did not include the divisional operating income targets used in determining the 2008 bonus awards for the two divisional officers, Messrs. Hebb and Smith, because such targets exclude the effects of various items that are not in the control of divisional management and, as a result, the specific targets are not comparable with other divisional operating data contained in our filing. Based on these considerations, we concluded that additional detail would not, in the context of the information already provided, be material to an investor’s understanding of our compensation policies for divisional officers.

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Form 10-Q for the Quarterly Period Ended March 31, 2009
2. Business Combinations, page 8
Communications and Tracking, page 20
7. “We note that you acquired Formation, Inc. and Satamatics Global Limited for $101.2 million. Please provide us with the calculations under Rule 3-05 of Regulation S-X to support your conclusion that the audited and pro forma financial statements are not required to be filed for each acquisition.”
Audited and pro forma financial statements of an acquired business are required if the acquisition is deemed to be significant. For a business combination, significance is determined using the tests from Rule 3-05 of Regulation S-X. As required by Rule 3-05, the determination was made by comparing the most recent annual financial statements of each business acquired to the Company’s annual consolidated financial statements as of December 31, 2008 and for the year then ended. The fiscal year-ends of each of the acquired businesses were used since each was different than that of the Company. An entity is deemed individually significant if it exceeds a 20% threshold for any one of three defined tests. If none of the conditions exceeds a 20% threshold, financial statements for the acquired business are not required.
The test results for each of our recently acquired businesses, Formation, Inc. (“Formation”) and Satamatics Global Limited (“Satamatics”), are indicated in the following table (dollars in thousands):

	Formation	Satamatics
I. Investment Test
Investments in acquired business (1)	$52,319	48,930
Total consolidated assets of the Company	327,365	327,365
	16%	15%

II. Asset Test
Total assets of the acquired business	$13,832	7,917
Total consolidated assets of the Company	327,365	327,365
	4%	2%

III. Income Test
Income of the acquired business	$1,111	1,319
Consolidated income of the Company	19,789	19,789
	6%	7%

(1)	The investment in Formation includes the fair value of contingent consideration determined in accordance with Statement of Financial Accounting Standards No. 141(R), Business Combinations. The result of the investment test also does not exceed the 20% threshold if the maximum potential contingent payout is included in the investment amount.

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Formation and Satamatics did not individually exceed the 20% threshold for any of these tests. The thresholds were also not exceeded using the Company’s annual consolidated financial statements as of December 31, 2007 and for the year then ended. Therefore, they were not considered significant acquisitions and audited and pro forma financial statements were not required.

We believe that these responses should satisfy your comments and questions. In connection with these responses to the Staff’s comments, the Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, EMS TECHNOLOGIES, INC.
/s/ Gary B. Shell
Gary B. Shell
Senior Vice President, Chief Financial Officer, and Treasurer

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